SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司 RECEIVED

2004 OCT -5 P 3: 22

OFFICE OF INTERNATIONAL
CORPORATE FINA**BY COURIER**

4 October 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.



04045345

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
       - Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 30 September 2004 as published in the South China Morning Post in Hong Kong on 4 October 2004 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

IK/lc/cw

Encl.

PROCESSED
OCT 0 6 2004
THOMSON
FINANCIAL

c.c.   J P Morgan
       - Ms. Tintin Subagyo

E:\cw\sa\connected-jixiang\ltr-sx.doc.22

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



KERRY PROPERTIES LIMITED
(Incorporated in Bermuda with limited liability)

嘉里建設有限公司 *

website: http://www.kerryprops.com

(Stock Code: 00683)

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

EXTENSION OF TIME FOR DESPATCH OF CIRCULARS

> Reference is made to the joint announcement of KPL and SA dated 3 May 2004 in respect of the proposed discloseable and connected transactions relating to the joint acquisition, ownership and development of the five sites in Jingan District, Shanghai. Application has been made to the Hong Kong Stock Exchange for an extension of time to despatch the circulars to the KPL Shareholders and the SA Shareholders, respectively, on or before 8 June 2004.

Reference is made to the joint announcement of KPL and SA dated 3 May 2004 (the "**Announcement**"). Terms used herein shall have the same meanings as defined in the Announcement unless otherwise defined herein.

In accordance with Rules 14.38 and 14A.49 of the Listing Rules, each of KPL and SA is required to despatch to the KPL Shareholders and the SA Shareholders, respectively, a circular within 21 days after the publication of the Announcement, which is 25 May 2004.

As SA has a secondary listing on the Singapore Stock Exchange, extra time is required in sending SA's circular to Singapore and in dealing with the Singapore transfer agent before SA's circular can be despatched in Singapore. In order to ensure that all the SA Shareholders receive SA's circular around the same time, it is necessary to delay the despatch of SA's circular to all the SA Shareholders.

As certain of the information contained in KPL's circular will also be relevant to the SA Shareholders, in order to ensure that both the KPL Shareholders and the SA Shareholders receive materially identical information at around the same time, it is also necessary for the despatch of KPL's circular to be delayed until the same date as the despatch of SA's circular.

Accordingly, KPL and SA have made a joint application to the Hong Kong Stock Exchange for an extension of time to despatch their respective circulars. Accordingly, KPL and SA will despatch the circulars to the KPL Shareholders and the SA Shareholders, respectively, on or before 8 June 2004.

As at the date of this announcement, the SA Directors are Messrs. Kuok Khoon Loong, Edward[†], Ye Longfei[†], Giovanni Angelini[†], Lui Man Shing[†], Ng Si Fong, Alan[†], Ho Kian Guan[@], Lee Yong Sun[@], Roberto V. Ongpin[@], Alexander Reid Hamilton[#], Tow Heng Tan[#] and Timothy David Dattels[#], Madam Kuok Oon Kwong[@] and Mr. Ho Kian Cheong[@] (alternate to Mr. Ho Kian Guan) and the KPL Directors are Messrs. Ang Keng Lam[†], Wong Siu Kong[†], Ho Shut Kan[†], Ma Wing Kai, William[†], Lau Ling Fai, Herald[#] and Christopher Roger Moss[#] and Mrs. Lee Pui Ling, Angelina[#].

†	*executive director*
@	*non-executive director*
#	*independent non-executive director*

By Order of the Board	By Order of the Board
Kerry Properties Limited	**Shangri-La Asia Limited**
Ang Keng Lam	**Kuok Khoon Loong, Edward**
Chairman	*Chairman*

Hong Kong, 25 May 2004

* *for identification purpose only*